Exhibit 12

WPS Resources Corporation
Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Dividends

						2001	2000
	2000	1999	1998	1997	1996	9 Months	9 Months
EARNINGS
Net income	66,993	59,565	46,631	55,809	52,885	57,042	53,454
Federal and state income taxes	6,005	29,741	23,445	31,106	27,216	2,556	11,871

Net pretax income	72,998	89,306	70,076	86,915	80,101	59,598	65,325

Fixed charges	63,624	45,519	36,382	37,546	35,839	51,359	46,238
Subtract preference dividend
requirement	4,573	4,702	4,678	4,804	4,674	3,533	3,536

Total earnings as defined	132,049	130,123	101,780	119,657	111,266	107,424	108,027

FIXED CHARGES
Interest on long-term debt,
including related amort.	41,677	27,162	23,987	26,273	25,494	33,345	30,706
Other interest	11,855	8,507	4,827	4,910	3,922	9,949	8,068
Distributions-preferred securities
of subsidiary trust	3,501	3,501	1,488	0	0	2,625	2,625
Interest factor applicable to
rentals	2,018	1,647	1,402	1,559	1,749	1,907	1,303

Fixed charges before preferred
dividend requirement	59,051	40,817	31,704	32,742	31,165	47,826	42,702

Ratio of earnings to fixed
charges	2.24	3.19	3.21	3.65	3.57	2.25	2.53

Preferred dividends (grossed up)
(see below)	4,573	4,702	4,678	4,804	4,674	3,533	3,536

Total fixed charges including
preferred dividend	63,624	45,519	36,382	37,546	35,839	51,359	46,238

Ratio of earnings to fixed charges
and preferred dividends	2.08	2.86	2.80	3.19	3.10	2.09	2.34

PREFERRED DIVIDEND CALCULATION:

Preferred dividends	3,111	3,111	3,132	3,133	3,134	2,333	2,333

Tax rate*	31.97%	33.83%	33.05%	34.78%	32.95%	33.96%	34.03%

Preferred dividends (grossed up)	4,573	4,702	4,678	4,804	4,674	3,533	3,536

* The tax rate has been adjusted to exclude the impact of tax credits.